CARROT pass, LLC
Statements of Cash Flows
(Unaudited)

	Year Ended December 31, 2017	Year Ended December 31, 2016
Cash flows from operating activities:		
Net loss	$ (137,701)	$ (21,341)
Adjustments to reconcile net loss to net cash used by operating activities		
Amortization	74,924	70,174
Changes in operating assets and liabilities:		
Accounts payable and accrued expenses	1,234	10,426
Deferred revenue	(3,500)	3,500
Accounts receivable	(19,547)	(3,500)
Net cash (used in) provided by operating activities	(84,590)	59,259
Cash flows from investing activities		
Software development	(47,275)	(131,088)
Net cash used in investing activities	(47,275)	(131,088)
Cash flows from financing activities:		
Proceeds from loans payable	50,505	-
Member contributions	84,431	66,676
Net cash provided by financing activities	134,936	66,676
Net cash increase (decrease) for period	3,071	(5,153)
Cash at beginning of period	2,460	7,613
Cash at end of period	$ 5,531	$ 2,460

Supplemental disclosure of cash flow information:
Cash paid during the period for:

Income taxes	$ -	$ -
Interest	$ -	$ -